[AB Holding Group Letterhead]
                                [GRAPHIC OMITTED]



January 21, 2005

Ryan Rohn
Division of Corporation Finance
United Stated Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Form 8-K Item 4.01 filed January 14, 2005
                  File # 000-18259


Dear Mr. Rohn:

         In response to the staff's comment letter dated January 18, 2005, we provide the following additional information regarding our engagement of Semple & Cooper, LLP ("SEMPLE & COOPER"). We have included the full text of the comment in the staff's letter, and have keyed our responses to the specific questions raised in the letter. Our responses follow the relevant excerpts of the staff's comment that are underlined below.

         "Out-of-State Auditors
         ----------------------

         1. We note your independent accountant, Semple & Cooper, LLP, is duly registered and in good standing to practice in Arizona. However, Semple & Cooper, LLP is not currently licensed in Oregon where your company is located. Tell us why you selected an Arizona based accounting firm to audit the financial statements of an Oregon based company. Tell us if the audit will be physically performed in Arizona or Oregon. Also, confirm to us that the operations and assets of your company are physically located in Oregon. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Oregon state laws governing audits of Oregon companies performed by accountants who are licensed by other states."

Tell us why you selected an Arizona based accounting firm to audit the financial
--------------------------------------------------------------------------------
statements of an Oregon based company.
--------------------------------------

         The Company interviewed a number of firms in the process of selecting its independent accountants. The Company, acting through its audit committee, decided to engage Semple & Cooper because we felt that the firm represented the best available alternative for the Company. This decision was based in part on Semple & Cooper's experience acting as independent public accountants for "public shell" companies and a referral that the Company received from an Oregon-based accounting firm that is affiliated with Semple & Cooper.

Tell us if the audit will be physically performed in Arizona or Oregon.
-----------------------------------------------------------------------

         The audit will be physically performed in Oregon.

Also, confirm to us that the operations and assets of your company are
----------------------------------------------------------------------
physically located in Oregon.
-----------------------------

         Pursuant to the Asset Purchase Agreement dated August 13, 2004 and more specifically described in the Definitive Schedule 14A filed with the Commission on November 12, 2004, the Company has sold substantially all of its operating assets. After the asset sale transaction, all of the Company's remaining physical assets and operations are located in the state of Oregon, with the exception of certain real estate located in Nebraska.

Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X.
----------------------------------------------------------------------------

         As you noted in your comment letter, Semple & Cooper is duly registered and is in good standing in Arizona, its jurisdiction of residence and home of its principal office. For this reason, we have determined that Semple & Cooper is qualified to be recognized as a certified public accountant by the Commission, and that the Company is in compliance with Rule 2-01(a) of Regulation S-X.

Also tell us what consideration you gave to Oregon state laws governing audits
------------------------------------------------------------------------------
of Oregon companies performed by accountants who are licensed by other states.
------------------------------------------------------------------------------

         We are unaware of any Oregon law that would prohibit a Delaware corporation located in Oregon from engaging accountants licensed outside of Oregon. The company has not undertaken any specific analysis of Oregon law with respect to any licensure obligations that Semple & Cooper may have as a result of the engagement, but we have provided Semple & Cooper with citations to relevant Oregon statutes for their consideration.



         We are aware that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We are also aware that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                               Very Truly Yours,


                               /s/ MIKE WALLIS
                               Mike Wallis, Chief Financial Officer, AB Holding Group, Inc.